Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following press release was issued by Marathon Petroleum Corporation on August 10, 2018.

Marathon Petroleum Corp. announces additional executives leading combined company after closing Andeavor transaction

FINDLAY, Ohio, Aug. 10, 2018 -- Marathon Petroleum Corp. (NYSE: MPC) announced today that its top leadership has selected their executive teams to lead the company's functions upon closing of the combination of MPC and Andeavor (NYSE: ANDV).

"Our previously announced top executives have begun building teams of talented individuals who have tremendous depth of experience in the areas critical to our ongoing success," said MPC Chairman and Chief Executive Officer Gary R. Heminger. "This group of leaders will be instrumental in unlocking the extraordinary potential of this combined entity."

The new appointments include the following:

Refining, Marketing and Supply Organization
Reporting to Donald C. Templin, previously announced as president:

•	Raymond L. Brooks, currently MPC senior vice president of Refining, will be executive vice president of Refining. Reporting to Brooks will be:

◦
Richard A. Hernandez, currently general manager of MPC's Galveston Bay Refinery, will be senior vice president of Eastern Refining Operations, based in Findlay, Ohio. Refineries will include those located in: Dickinson and Mandan, North Dakota; St. Paul Park, Minnesota; Robinson, Illinois; Detroit, Michigan; Canton, Ohio; Catlettsburg, Kentucky; and Garyville, Louisiana.

◦
C. Tracy Case, currently general manager of MPC's Garyville, Louisiana, refinery, will be senior vice president of Western Refining Operations, based in San Antonio, Texas. Refineries will include those located in Kenai, Alaska; Los Angeles and Martinez, California; Anacortes, Washington; Salt Lake City, Utah; Gallup, New Mexico; and Texas City and El Paso, Texas.

•	Rick D. Hessling, currently MPC manager of Crude Oil and Natural Gas Supply and Trading, will be senior vice president of Crude Oil Supply and Logistics.

•	David L. Whikehart, currently MPC vice president of Environment, Safety and Corporate Affairs, will be senior vice president of Light Products Supply and Logistics.

•	Brian K. Partee, currently MPC vice president of Business Development, will be senior vice president of Marketing.

•	James R. Wilkins, currently MPC director of Environment, Safety, Security and Product Quality, will be vice president of Environment, Safety and Security.

•	Michael P. Gebhardt, currently Andeavor vice president of Mid-Continent Gathering & Processing, will be vice president of Supply Chain.

MPLX LP
Reporting to Michael J. Hennigan, previously announced as president:

•	Phillip M. Anderson, currently Andeavor senior vice president, Northern Area Value Chain, will be MPLX senior vice president of Business Development.

•	Pamela K.M. Beall, currently MPLX executive vice president and chief financial officer, will retain that position and title. Reporting to Beall will be:

◦	C. Kristopher Hagedorn, currently MPLX vice president and controller, will retain that position and title.

◦	Peter Gilgen, currently MPLX vice president and treasurer, will retain that position and title.

•	Gregory S. Floerke, currently MPLX executive vice president of Gathering and Processing, will retain that position and title.

•	John S. Swearingen, currently MPLX executive vice president of logistics and storage, will retain that position and title.

Law Organization
Reporting to Suzanne Gagle, previously announced as general counsel:

•	Molly R. Benson, currently MPC vice president, chief securities, governance and compliance officer and corporate secretary, will retain that position and title.

Finance and Accounting Organization
Reporting to Timothy T. Griffith, previously announced as senior vice president and chief financial officer:

•	John J. Quaid, currently MPC vice president and controller, will retain that position and title. Reporting to Quaid will be:

◦	Blane W. Peery, currently Andeavor vice president and controller, will be vice president, Accounting and Systems Integration, based in San Antonio.

•	Michael D. Robinson, currently MPC director of Internal Audit, will be vice president of Audit.

•	D. Rick Linhardt, currently MPC vice president of Tax, will retain that position and title.

•	Thomas Kaczynski, currently MPC vice president of Finance and Treasurer, will retain that position and title.

•	Louis W. Rubiola, currently Andeavor vice president of Business Process Redesign, will be vice president of Business Planning and Analysis.

Information Technology, Commercial and Business Development, and Corporate Affairs Organization
Reporting to Gregory J. Goff, previously announced as executive vice chairman:

•	Donald W. Wehrly, currently MPC vice president and chief information officer, will retain that position and title. Reporting to Wehrly will be:

◦	Timothy J. Harris, currently vice president and chief information officer for Andeavor, will be vice president and chief technology officer, based in San Antonio.

◦	Jonathon P. Coombes, currently MPC director of Corporate Cybersecurity, will be vice president and information security officer.

•	David R. Heppner, currently Speedway senior vice president of Engineering, Services and Corporate Support, will be MPC vice president of Commercial and Business Development.

•	Karma M. Thomson, currently Andeavor vice president of Logistics, will be vice president of Corporate Affairs.

Speedway LLC
Reporting to Anthony R. Kenney, previously announced as president of Speedway:

•	Matthew L. Yoder, currently Andeavor vice president of Retail, will be Speedway senior vice president and chief commercial officer, based in Enon, Ohio.

•	Glenn M. Plumby, currently Speedway senior vice president and chief operating officer, will retain that position and title.

•	Beth A. Hunter, currently Speedway senior vice president and chief financial officer, will retain that position and title.

MPC expects to close the transaction on Oct. 1, 2018, subject to regulatory and other customary closing conditions, including approval by shareholders.

About Marathon Petroleum Corporation
MPC is the nation's second-largest refiner, with a crude oil refining capacity of approximately 1.9 million barrels per calendar day in its six-refinery system. Marathon brand gasoline is sold through approximately 5,600 independently owned retail outlets across 20 states and the District of Columbia. In addition, Speedway LLC, an MPC subsidiary, owns and operates the nation's second-largest convenience store chain, with approximately 2,740 convenience stores in 22 states. MPC owns, leases or has ownership interests in approximately 10,800 miles of crude oil and light product pipelines. Through subsidiaries, MPC owns the general partner of MPLX LP, a midstream master limited partnership. Through MPLX, MPC has ownership interests in gathering and processing facilities with approximately 5.9 billion cubic feet per day of gathering capacity, 8.7 billion cubic feet per day of natural gas processing capacity and 610,000 barrels per day of fractionation capacity. MPC's fully integrated system provides operational flexibility to move crude oil, NGLs, feedstocks and petroleum-related products efficiently through the company's distribution network and midstream service businesses in the Midwest, Northeast, East Coast, Southeast and Gulf Coast regions.

Forward-looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation ("MPC"). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor ("ANDV") and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "design," "estimate," "expect," "forecast," "goal," "guidance," "imply," "intend," "may," "objective," "opportunity," "outlook," "plan," "position," "potential," "predict," "project," "prospective," "pursue," "seek," "should," "strategy," "target," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company's control and are difficult to predict. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC's share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2017, and in the Form S-4 filed by MPC, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, MPC and ANDV have filed relevant materials with the SEC, including MPC's registration statement on Form S-4 that includes a definitive joint proxy statement/prospectus and was declared effective by the SEC on August 3, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of MPC and ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC's Investor Relations at 419.421.2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV's Investor Relations at 210.626.4757.

Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC's participants is set forth in the proxy statement, filed March 15, 2018, for MPC's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV's participants is set forth in the proxy statement, filed March 15, 2018, for ANDV's 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.